OMB APPROVAL
OMB Number:  3235-0145
Expires:  December 31, 1997
Estimated average burden
hours per response. . . . 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)*

Cistron Biotechnology, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

172849-10-1
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
(973) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because
Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172849-10-1     Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
-0-

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
-0-

10  SHARED DISPOSITIVE POWER
-0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
-0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-0-

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D

CUSIP No. 172849-10-1     Page 3 of 5 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MED-TECH VENTURES, INC.
22-2413297

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
-0-

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
-0-

10  SHARED DISPOSITIVE POWER
-0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
-0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-0-

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!



                        Page 4 of 5 Pages

This Amendment No. 1 to the Statement on Schedule 13D dated
March 26, 1987 filed by Warner-Lambert Company (Warner-
Lambert) with respect to shares of Common Stock, par value
$0.01 (the Securities), of Cistron Biotechnology, Inc. (the
Issuer), amends such Statement as follows:

1. The last paragraph of Item 2 is hereby restated as follows:

   In November, 1995, Warner-Lambert waived indictment and pled guilty in the United States District Court of Maryland to a one count information charging failure in 1991 to file certain reports with the U.S. Food and Drug Administration of drug stability failures on distributed batches of the drug DILANTIN. Warner-Lambert agreed to pay a fine of $10 million.

   In September, 1997, Warner-Lambert's Puerto-Rico-based subsidiary entered a civil settlement with the Department of Justice and pled guilty to six counts of misreporting wastewater discharge data with regard to the operation of the wastewater treatment plant at its Vega Baja, Puerto Rico facility. The subsidiary paid a penalty of $670,000 as part of the civil settlement and a fine of $3 million pursuant to its guilty plea.

2. Item 5 is supplemented as follows:

   As of the date hereof, Warner-Lambert owns no shares of the Common Stock of the Issuer.

  During the month of December, 1997, Warner-Lambert sold an aggregate of 4,126,365 shares of the Common Stock of the Issuer on the open market or in private sales in the following transactions: (i) 164,865 shares on December 8, 1997 on the open market at a price of $0.2029 cents per share; (ii) 15,000 shares on December 9, 1997 on the open market at a price of $0.20 cents per share; and (iii) 3,946,500 shares on December 12, 1997 in a private sale to the Issuer at $0.10 cents per share, which sale closed on December 31, 1997.

   In addition, a warrant to purchase 46,317 shares of the Issuer held by Warner-Lambert expired without exercise.



                         Page 5 of 5 Pages

                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 6, 1998               Rae Paltiel
                                     Secretary
                                     Warner-Lambert Company